Exhibit 21.1

Subsidiaries of NRI Real Token Inc.

Name of Subsidiary	State of Organization
NRI Real Token LP	Delaware
1350 S Dixie Holdings LLC	Delaware
1350 S Dixie Mezz Borrower, LLC	Delaware
1350 S Dixie LLC	Delaware
NRI Real Token Tenant, LLC	Delaware